SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	May 8, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso and Aracruz announce decision to build Veracel pulp mill

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso Oyj and Aracruz Celulose S.A. have taken the decision to go ahead with construction of a 900 000 tonnes per year eucalyptus pulp mill for Veracel Celulose S.A. at Eunápolis in the state of Bahia, Brazil. Each company has a 50% stake in the project and will be entitled to half of the mill’s output.

The shareholders’ decision to approve the investment reflects the favourable outcome of feasibility studies. The mill will be the largest single-line bleached eucalyptus pulp mill in the world. The pulp mill project is budgeted at USD 870 million. An additional USD 300 million has already been spent in forestry-related activities and construction of infrastructure, mainly roads and a harbour. A further USD 70 million will be spent in infrastructure.

The project is financed by 45% equity and 55% loans. According to the financing plan, the loans will be provided by a number of development banks. Discussions are in progress with the Brazilian Development Bank (BNDES), European Investment Bank (EIB) and Nordic Investment Bank (NIB). Stora Enso’s 50% share of the equity component fits within its existing capital expenditure policy. Veracel will be consolidated on a net equity basis.

Construction of the mill will begin immediately after this announcement and start-up is scheduled in mid 2005. A majority of services and equipment for the project will be locally sourced.

Commenting on the project, Stora Enso’s CEO Jukka Härmälä said, “Low-cost, high-quality captive pulp production is the key to long-term profitable production, especially in the Stora Enso Fine Paper Division. Veracel’s large-scale production facilities and sustainable raw material resources will secure cost-efficient pulp for future operations.”

According to Carlos Aguiar, Aracruz’s President and CEO, “The Veracel investment will bring about important social and environmental gains in the region and generate economic wealth and hard currency reserves for the country.”

Facts and background information about Veracel

Veracel has 70 000 hectares of privately owned eucalyptus plantations, interspersed with approximately the same area of native vegetation also owned and partially established by Veracel. A reserve of some 6 000 hectares of the native forest in the Estação Veracruz has been designated by UNESCO in the World Heritage List as part of the Brazilian Discovery Coast Atlantic Forest Reserves. The plantations are on grassland formerly used for grazing; the original rainforest had been cleared for pasture decades ago.

All of Veracel’s pulp production will be based exclusively on sustainably managed eucalyptus plantations, either directly owned by the company or managed through a forestry partners programme developed together with landowners in the region. The native forests will be preserved to ensure a balanced ecosystem in the planting regions.

The Veracel plantations provide wood at competitive costs through a combination of high yield per hectare (above 50 m3 per year), suitable land structure and superior logistic position. In Brazil eucalyptus is a fast-growing wood species; the logs are ready to be harvested in seven years.

The location of the plantations is ideal. The distance from the plantations to the mill is about 40 kilometres and from the mill to the harbour about 60 kilometres. Practically all of the mill’s output will be used or sold by the owners outside Brazil. Stora Enso’s mills in Europe, the USA and Asia will benefit from the low-cost, high-quality eucalyptus fibre ideally suited for fine paper production.

The project is in line with Stora Enso’s fibre strategy, which aims to provide cost-competitive, high-quality raw materials for the Group’s end products, and to ensure that operations are socially and environmentally sustainable. The project strengthens the Group’s aim of ensuring the availability of different types of fibre from multiple sources, and maintains its pulp balance.

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Nils Grafström, EVP, Latin America Division, tel. +46 70 585 4660 or +55 11 9115 6560

www.storaenso.com

www.veracel.com.br

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: May 9, 2003